SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 26)
                                  PURSUANT TO
             SECTION 14(D(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 36
                                       TO
                                 SCHEDULE 13D*
                                      AND
                                AMENDMENT NO. 13
                                       TO
                                 SCHEDULE 13D**


                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                                CSX CORPORATION
                          NORFOLK SOUTHERN CORPORATION
                            GREEN ACQUISITION CORP.
                                   (BIDDERS)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
           MARK G. ARON                            JAMES C. BISHOP, JR.
          CSX CORPORATION                      NORFOLK SOUTHERN CORPORATION
         ONE JAMES CENTER                         THREE COMMERCIAL PLACE
       901 EAST CARY STREET                      NORFOLK, VIRGINIA  23510
     RICHMOND, VIRGINIA  23219-4031             TELEPHONE:  (757) 629-2750
     TELEPHONE:  (804) 782-1400
                    (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:
       PAMELA S. SEYMON                            RANDALL H. DOUD
 WACHTELL, LIPTON, ROSEN & KATZ       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
      51 WEST 52ND STREET                         919 THIRD AVENUE
   NEW YORK, NEW YORK  10019                  NEW YORK, NEW YORK  10022
  TELEPHONE:  (212) 403-1000                 TELEPHONE:  (212) 735-3000





         _____________________
         *    of CSX Corporation and Green Acquisition Corp.

         **   of Norfolk Southern Corporation.







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser"), CSX Corporation, a Virginia corporation ("Parent" or "CSX"), and Norfolk Southern Corporation, a Virginia corporation ("NSC"), to purchase all shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated common stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, the Supplement thereto, dated December 19, 1996 (the "First Supplement"), the Second Supplement thereto, dated March 7, 1997 (the "Second Supplement"), the Third Supplement thereto, dated April 10, 1997 (the "Third Supplement") and the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Second Offer") at a purchase price of $115 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement, the Second Supplement, the Third Supplement and the Schedule 14D-1.


         ITEM 10.  ADDITIONAL INFORMATION.

                   (b) By letter dated May 8, 1997, the Honorable Vernon A. Williams, Secretary of the STB, issued an informal opinion, which is not binding on the STB, that the joint voting trust, which CSX and NSC propose to hold all Shares previously acquired and to be acquired by CSX and NSC, will effectively insulate CSX and NSC from the violation of Subtitle IV of Title 49 of the United States Code and the policy of the STB that would result if CSX and/or NSC were to acquire, without authorization, what would otherwise be a controlling interest in carrier subsidiaries of the Company. A copy of such letter has been filed as Exhibit (c)(16), and the foregoing summary description is qualified in its entirety by reference to such exhibit.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (c)(16) Letter from the Honorable Vernon A. Williams, dated May 8, 1997.







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: Executive Vice President
                                                 -- Law and Public Affairs

         Dated:  May 9, 1997







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       NORFOLK SOUTHERN CORPORATION


                                       By:      /s/  JAMES C. BISHOP, JR.
                                          Name:  James C. Bishop, Jr.
                                          Title: Executive Vice President-
                                                   Law

         Dated:  May 9, 1997







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       ATLANTIC ACQUISITION CORPORATION


                                       By:      /s/  JAMES C. BISHOP, JR.
                                          Name:  James C. Bishop, Jr.
                                          Title: Vice President and
                                                   General Counsel

         Dated:  May 9, 1997







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: Vice President, General
                                                   Counsel and Secretary

         Dated:  May 9, 1997







                                  EXHIBIT INDEX


         EXHIBIT NO.

         *(a)(1)   Offer to Purchase, dated December 6, 1996.

         *(a)(2)   Letter of Transmittal.

         *(a)(3)   Notice of Guaranteed Delivery.

         *(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         *(a)(5) Letter to Clients for use by Brokers, Dealers, Com-mercial Banks, Trust Companies and Other Nominees.

         *(a)(6) Guidelines for Certification of Taxpayer Identifica-tion Number on Substitute Form W-9.

         *(a)(7) Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment Plan.

         *(a)(8) Text of Press Release issued by Parent and the Com-pany on December 6, 1996.

         *(a)(9)   Form of Summary Advertisement, dated December 6,
                   1996.

         *(a)(10)  Text of Press Release issued by Parent on December 5,
                   1996.

         *(a)(11) Text of Press Release issued by Parent and the Com-pany on December 10, 1996.

         *(a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.

         *(a)(13)  Text of Press Release issued by Parent on December
                   11, 1996.

         *(a)(14) Text of Advertisement published by Parent and the Company on December 12, 1996.


         _____________________
         *  Previously filed.







         *(a)(15)  Supplement to Offer to Purchase, dated December 19,
                   1996.

         *(a)(16)  Revised Letter of Transmittal.

         *(a)(17)  Revised Notice of Guaranteed Delivery.

         *(a)(18) Text of Press Release issued by Parent and the Com-pany on December 19, 1996.

         *(a)(19) Letter from Parent to shareholders of the Company, dated December 19, 1996.

         *(a)(20)  Text of Press Release issued by Parent on December
                   20, 1996.

         *(a)(21) Text of Press Release issued by Parent and the Com-pany on January 9, 1997.

         *(a)(22) Text of Press Release issued by Parent and the Com-pany on January 13, 1997.

         *(a)(23) Text of Press Release issued by Parent and the Com-pany on January 15, 1997.

         *(a)(24)  Text of Press Release issued by Parent on January 17,
                   1997.

          (a)(25)  Deleted.

         *(a)(26) Text of Letter issued by Parent and the Company dated January 22, 1997.

         *(a)(27) Text of Advertisement published by Parent and the Company on January 29, 1997.

         *(a)(28) Text of Press Release issued by Parent and the Company on January 31, 1997.

         *(a)(29)  Text of Press Release issued by Parent on February
                   14, 1997.




         _____________________
         *    Previously filed.










         *(a)(30)  Text of Press Release issued by Parent on March 3,
                   1997.

         *(a)(31)  Second Supplement to Offer to Purchase, dated March
                   7, 1997.

         *(a)(32)  Revised Letter of Transmittal.

         *(a)(33)  Revised Notice of Guaranteed Delivery.

         *(a)(34)  Text of Press Release issued by Parent on March 7,
                   1997.

         *(a)(35)  Form of Summary Advertisement, dated March 10, 1997.

         *(a)(36) Letter from Parent to employees of the Company, published on March 12, 1997.

         *(a)(37)  Text of Press Release issued by Parent and NSC on
                   April 8, 1997.

         *(a)(38)  Third Supplement to Offer to Purchase, dated April
                   10, 1997.

         *(a)(39) Revised Letter of Transmittal circulated with the Third Supplement.

         *(a)(40) Revised Notice of Guaranteed Delivery circulated with the Third Supplement.

         *(b)(1) Credit Agreement, dated November 15, 1996 (incorpo-rated by reference to Exhibit (b)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(b)(2) Credit Agreement, dated as of February 10, 1997, by and among NSC, Morgan Guaranty Trust Company of New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto (incorporated by reference to NSC's and Atlantic Acquisition Corporation's Tender Offer Statement on Schedule 14D-1, dated February 12, 1997).


         _____________________
         *    Previously filed.










         *(b)(3) Commitment Letter, dated April 22, 1997, among Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch & Co. and Norfolk Southern Corporation.

         *(c)(1) Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Par-ent and Purchaser's Tender Offer Statement on Sched-ule 14D-1, as amended, dated October 16, 1996).

         *(c)(2) Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(3) Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(4) Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and Deposit Guaranty National Bank (incorporated by reference to Exhibit
                   (c)(4) to Parent and Purchaser's Tender Offer State-ment on Schedule 14D-1, as amended, dated October 16,
                   1996).

         *(c)(5) First Amendment to Agreement and Plan of Merger, dat-ed as of November 5, 1996, by and among Parent, Pur-chaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated Octo-ber 16, 1996).

         *(c)(6) Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.

         *(c)(7)   Form of Amended and Restated Voting Trust Agreement.

          (c)(8)   Deleted.

         _____________________
         *  Previously filed.










         *(c)(9) Text of STB Decision No. 5 of STB Finance Docket No. 33220, dated January 8, 1997.

          (c)(10)  Deleted.

         *(c)(11) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on Janu-ary 9, 1997.

         *(c)(12) Third Amendment to Agreement and Plan of Merger, dated as of March 7, 1997, by and among Parent, Purchaser and the Company.

         *(c)(13)  Form of Amended and Restated Voting Trust Agreement.

         *(c)(14)  Letter Agreement between CSX and NSC, dated April 8,
                   1997.

         *(c)(15) Fourth Amendment to Agreement and Plan of Merger, dated as of April 8, 1997, by and among CSX, Purchaser and the Company.

          (c)(16)  Letter from the Honorable Vernon A. Williams, dated
                   May 8, 1997.

          (d)      Not applicable.

          (e)      Not applicable.

          (f)      Not applicable.














         _____________________
         *    Previously filed.



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